Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Subject to Dismissal of the Petition for a Class Action

Hadera, Israel, October 15, 2007 – American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) announced that following the report of December 09, 2003 concerning the petition for the approval of a class action that was filed against Hogla-Kimberly LTD (H-K), an affiliated company (49.9%), regarding the reduction of the number of units of diapers in a package of its “Huggies® Freedom” brand, H-K had reported today that court dismissed the action and the petition for the approval of a class action, and ordered the plaintiffs to pay lawyers fee expenses to H-K in the amount of NIS 30,000.